Exhibit (b)-(1)

Execution Version

AMENDED AND RESTATED EQUITY COMMITMENT LETTER

May 29, 2018

IK Healthcare Investment Limited

Suite 3501, K.Wah Centre

1010 Huaihai Road (M)

Shanghai, 200031

China

Ladies and Gentlemen:

This letter agreement amends and restates the letter agreement, dated March 26, 2018 (the “Prior Equity Commitment Letter”), from Yunfeng Fund III, L.P., a Cayman Islands exempted limited partnership (the “Sponsor”) and acknowledged and accepted by IK Healthcare Investment Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”), setting forth the commitment of the Sponsor, on the terms and subject to the conditions contained herein, to purchase, directly or indirectly, certain equity interests of Parent. The Sponsor and Parent have determined to amend the Prior Equity Commitment Letter and hereby agree that the Prior Equity Commitment Letter shall be amended and restated in its entirety as follows:

It is contemplated that, pursuant to that certain Agreement and Plan of Merger, dated as of March 26, 2018 (as amended on May 29, 2018 and further amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), among iKang Healthcare Group, Inc. (the “Company”), Parent, and IK Healthcare Merger Limited, a direct wholly-owned Subsidiary of Parent (“Merger Sub”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned Subsidiary of Parent.  On March 26, 2018, ShanghaiMed, Inc., Time Intelligent Finance Limited, Top Fortune Win Ltd. (each, a “Rollover Shareholder”) and certain other parties thereto are entering into a support agreement (the “Support Agreement”) under which each Rollover Shareholder commits to subscribe for a certain number of shares of IK Healthcare Holdings Limited, which holds all of the outstanding share capital of Parent. Concurrently with, or prior to, the delivery of this letter agreement, Yunfeng Fund III Parallel Fund, L.P., Taobao China Holding Limited and Boyu Capital Fund III, L.P. (each, an “Other Sponsor”) are entering into, or have entered into, letter agreements substantially identical to this letter agreement (each, as may be amended from time to time, an “Other Sponsor Equity Commitment Letter”) committing to invest in Parent (pursuant to which such Other Sponsors are committing to provide equity financing in the amounts indicated in Exhibit A). Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

1.             Equity Commitment.

(a)           This letter agreement confirms the commitment of the Sponsor, at or immediately prior to the Effective Time, on the terms and subject to the conditions set forth herein, to purchase, directly or indirectly, equity interests of Parent and to pay, or cause to be paid, to Parent in immediately available funds an aggregate cash purchase price equal to US$330,056,497 (such amount, the “Equity Commitment”), which the Sponsor will cause to be used by Parent solely for the purpose of funding, to the extent necessary to fund, such portion of the Merger Consideration and such other amounts required to be paid by Parent pursuant to and in accordance with the Merger Agreement, together with related fees and expenses (which, for the avoidance of doubt, shall not include any Parent Termination Fee or any Obligations (as defined in the Limited Guarantee given by the Sponsor) with respect to a Parent Termination Fee under the Limited Guarantee given by the Sponsor); provided that the Sponsor shall not, under any circumstances, be obligated to contribute more than the Equity Commitment to Parent and the aggregate amount of liability of the Sponsor hereunder shall not exceed the amount of the Equity Commitment.

(b)           The Sponsor may effect the funding of the Equity Commitment directly or indirectly through one or more direct or indirect Subsidiaries of the Sponsor or any other investment fund advised or managed by an Affiliate of the Sponsor or any other investment fund that is a limited partner of the Sponsor or of an Affiliate of the Sponsor or other Affiliates of the Sponsor; provided that the Sponsor shall remain obligated for the funding in full of the Equity Commitment hereunder. The Sponsor will not be under any obligation under any circumstances to contribute more than the amount of the Equity Commitment to Parent, Merger Sub or any other person pursuant to the terms of this letter agreement.

2.             Conditions. The Equity Commitment shall be subject to: (a) the satisfaction in full (or waiver, if permissible and in accordance with the Merger Agreement, provided that the Parent and the Merger Sub shall not waive any condition set forth in Section 7.01 and Section 7.02 of the Merger Agreement without the Sponsor’s prior written consent), at or prior to the Closing, of each of the conditions set forth in Section 7.01 and Section 7.02 of the Merger Agreement (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction of such conditions); (b) the substantially contemporaneous funding to Parent of the other equity contributions contemplated by the Other Sponsor Equity Commitment Letters, which Parent agrees shall not be modified, amended or altered in any manner adverse to the Sponsor without the Sponsor’s prior written consent; provided, however, that the satisfaction or failure of the condition set forth in this clause (b) shall not limit or impair the ability of Parent or the Company to seek enforcement of the obligations of the Sponsor under and in accordance with this letter agreement if (x) Parent or the Company, as applicable, is also seeking enforcement of the Other Sponsor Equity Commitment Letters or (y) the Other Sponsors have satisfied or are prepared to satisfy their obligations under their respective Other Sponsor Equity Commitment Letters; and (c) it being manifestly apparent that upon the funding of the Equity Commitment hereunder, the other equity commitments by the Other Sponsors under the Other Sponsor Equity Commitment Letters and, if applicable, the Alternative Financing to the extent required (and assuming the satisfaction in full (or waiver, if permissible and in accordance with the Merger Agreement) of each of the conditions set forth in Section 7.03 of the Merger Agreement), the substantially contemporaneous consummation of the Closing will occur in accordance with the Merger Agreement.

3.             Termination Fee; Limited Guarantee. On March 26, 2018, the Sponsor executed and delivered to the Company a limited guarantee related to certain payment obligations of Parent under the Merger Agreement (as amended and restated on May 29, 2018 and as may be further amended from time to time, the “Limited Guarantee”). Other than the Specific Performance Rights (as defined herein) and any claims and enforcement rights with respect to the Retained Claims (as defined in the Limited Guarantee), the Company’s remedies against the Sponsor under the Limited Guarantee (as set forth in and in accordance with the terms of the Limited Guarantee) shall be, and are intended to be, the sole and exclusive direct or indirect remedies (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) available to the Company and its Affiliates (or available to any person claiming by, through, or on behalf of or for the benefit of any of them) against the Sponsor and the Non-Recourse Parties (as defined in the Limited Guarantee) in respect of any claims, liabilities or obligations arising out of or relating to this letter agreement, the Merger Agreement, the Limited Guarantee and the transactions contemplated hereby and thereby, including without limitation in the event Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not Parent’s or Merger Sub’s breach is caused by the Sponsor’s breach of its obligations under this letter agreement.

4.             Enforceability; Third-Party Beneficiary. This letter agreement may only be enforced (i) by Parent or (ii) by the Company to seek specific performance of the Sponsor’s obligations to fund the Equity Commitment (the “Specific Performance Rights”) solely in accordance with, and to the extent expressly permitted by Section 9.08 of the Merger Agreement, and subject to the conditions described in Section 2 hereof having been satisfied, and subject further to Section 6 and Section 7 hereof, as though the Company were a party hereto. None of Parent’s, Merger Sub’s or the Company’s creditors, or any person claiming by, through, or on behalf or for the benefit of Parent, Merger Sub, the Company or their Affiliates shall have the right to enforce this letter agreement or to cause Parent, Merger Sub or the Company to enforce this letter agreement against the Sponsor. The parties hereto agree that their respective agreements and obligations set forth herein are solely for the benefit of the other party hereto and its respective successors and permitted assigns, in accordance with and subject to the terms of this letter agreement, and this letter agreement is not intended to, and does not, confer upon any person other than the parties hereto and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the obligations set forth therein; provided that (i) the Company is a third-party beneficiary of this letter agreement to the extent and only to the extent of its Specific Performance Rights hereunder to seek and obtain specific performance of the Sponsor’s obligations to fund the Equity Commitment in accordance with, and subject to the terms of the Merger Agreement and this letter agreement; and (ii) the Non-Recourse Parties (as defined in the Limited Guarantee) may rely upon and enforce the provisions of Section 3 and Section 11 hereof.  Nothing in this letter agreement, express or implied, is intended to confer upon any person other than Parent, the Sponsor and, to the extent expressly provided herein, the Company and the Non-Recourse Parties (as defined in the Limited Guarantee), any rights or remedies under or by reason of this letter agreement. In no event shall this letter agreement or the Equity Commitment to be funded hereunder be enforced by any person unless such person is also seeking enforcement of the Other Sponsor Equity Commitment Letters to the extent that any such Other Sponsor has not performed in full its obligations under the applicable Other Equity Commitment Letter.

5.             No Modification; Entire Agreement. This letter agreement may not be amended or otherwise modified without the prior written consent of Parent and the Sponsor; provided that any amendment, modification or waiver that would be expected to be adverse to the Company’s rights set forth herein shall require the prior written consent of the Company. Each of the parties acknowledges that each party and its respective counsel have reviewed this letter agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this letter agreement.

6.             Governing Law. This letter agreement and all disputes or controversies arising out of or relating to this letter agreement or the transactions contemplated hereby shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.

7.             Dispute Resolution.

(a)           Any disputes, actions and proceedings against any party or arising out of or in any way relating to this letter agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the arbitration rules of HKIAC in force at the relevant time and as may be amended by this Section 7(a) (the “Rules”).  The place of arbitration shall be Hong Kong.  The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties.  Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b)           Notwithstanding the foregoing, the parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 7, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction or order from a court or other authority with competent jurisdiction and, notwithstanding that this letter agreement is governed by the Laws of the State of New York, a court or authority hearing an application for such relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction or order.  For the avoidance of doubt, this Section 7(b) is only applicable to the seeking of interim injunctions or orders and does not otherwise restrict the application of Section 7(a) in any way.

8.             Counterparts. This letter agreement may be executed in any number of counterparts (including by e-mail of PDF or scanned versions or by facsimile), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.             Confidentiality. This letter agreement shall be treated as confidential and is being provided to Parent and the Company solely in connection with the Merger. This letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of the Sponsor and Parent; provided, however, that (i) each of the Sponsor, Parent and the Company may disclose the existence and content of this letter agreement to (a) Parent and the Company, to their respective officers, directors, employees, partners, members, investors, financing sources, advisors (including financial and legal advisors) and any representatives of the foregoing (collectively, “Representatives”), to the Other Sponsors and their respective Representatives who need to know of this letter agreement in connection with the transactions contemplated hereby, and (b) to the extent required by Law, the applicable rules of any national securities exchange or in connection with any SEC filings relating to the Merger and in connection with any litigation relating to the Merger, the Merger Agreement or the Transactions as permitted by or provided in the Merger Agreement and (ii) the Sponsor may disclose the existence and content of this letter agreement to any Non-Recourse Party.

10.          Termination. This letter agreement and the obligation of the Sponsor to fund the Equity Commitment will terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms (unless the Company shall have made a claim or commenced a proceeding to seek specific performance of the obligations of Parent and Merger Sub to effect the Closing, in which case this letter agreement shall terminate upon a final, non-appealable judicial or arbitral determination in respect of such claim or proceeding or a written agreement between the Company, Parent and Merger Sub resolving such claim or proceeding and the subsequent satisfaction by the Sponsor of any obligations pursuant to this letter agreement as so finally determined or agreed), (b) the Closing and payment by Parent and Merger Sub of all amounts due by them under the Merger Agreement, at which time such obligation will be discharged, and (c) the Company or any of its Affiliates asserting a claim in any litigation or other proceeding relating to this letter agreement that would make the Limited Guarantee become terminable in accordance with the terms thereof.

11.          No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith, and notwithstanding the fact that the Sponsor may be a partnership or limited liability company, by its acceptance of the benefits of this letter agreement, Parent covenants, acknowledges and agrees that no person other than the Sponsor (and its permitted successors and assigns under this letter agreement pursuant to the terms hereof) has any obligations hereunder and that no recourse shall be had hereunder, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party (as defined in the Limited Guarantee), through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Non-Recourse Party (as defined in the Limited Guarantee), by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.

12.          Representations and Warranties. The Sponsor hereby represents, warrants and undertakes to Parent that:

(a)           the Sponsor is an exempted limited partnership which is duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted;

(b)           the Sponsor has all necessary organizational power and authority to execute and deliver this letter agreement and perform its obligations hereunder;

(c)           the execution, delivery and performance of this letter agreement by the Sponsor has been duly and validly authorized and approved by all necessary limited partnership or corporate action (as applicable) by it, and no other corporate proceedings on the party of the Sponsor are necessary to authorize this letter agreement or to perform its obligations hereunder;

(d)           this letter agreement has been duly and validly executed and delivered by the Sponsor and constitutes a valid and legally binding obligation of the Sponsor, enforceable against it in accordance with the terms of this letter agreement (subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law));

(e)           the execution and delivery of this letter agreement by the Sponsor do not, and the performance of its obligations hereunder will not, in any material respect, (i) conflict with or violate any provision of the Sponsor’s charter, partnership agreement, or similar organizational documents, (ii) conflict with or violate any

Law, regulation, rule, decree, order or judgment applicable to the Sponsor or by which any property or asset of the Sponsor is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of the Sponsor pursuant to, any Contract or obligation to which the Sponsor is a party or by which the Sponsor or any property or asset of the Sponsor is bound or affected;

(f)            the Equity Commitment is not more than the maximum amount that the Sponsor is permitted to invest in or pay with respect to any one portfolio investment pursuant to the terms of its constituent documents or otherwise;

(g)           the Sponsor has and will have for so long as this letter agreement shall remain in effect in accordance with Section 10 the financial capacity to timely pay and perform its obligations under and in accordance with this letter agreement, and has and will have for so long as this letter agreement shall remain in effect in accordance with Section 10 uncalled capital commitments or otherwise has available funds in excess of the sum of the Equity Commitment and all of its other unfunded contractually binding equity commitments that are currently outstanding;

(h)           as of the date of this letter agreement, none of the Sponsor and its Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company, or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company;

(i)            other than Yunfeng Financial Group Limited, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Sponsor; and

(j)            (i) except as disclosed in writing to Parent, to the Sponsor’s knowledge, none of the Sponsor’s direct or indirect shareholders and/or beneficiaries is an entity fully or partially funded by capital raised through investment products, derivative products or wealth management products, crowd funding and/or other similarly structured investment syndication arrangements (collectively “Investment Syndication Arrangements”) for the purposes of investing in the Company from Persons that are not Affiliated with the Sponsor, and (ii) unless as agreed by Parent in advance in writing, an entity fully or partially funded by capital raised through Investment Syndication Arrangements for the purposes of investing in the Company from Persons that are not Affiliated with the Sponsor may not become a direct or indirect shareholder and/or beneficiary of the Sponsor.

13.          No Assignment. The Sponsor’s obligation to fund the Equity Commitment may not be assigned (whether by operation of law, merger, consolidation or otherwise) or delegated, except that the Sponsor may assign or delegate all or a portion of its obligations to fund the Equity Commitment to any of the Sponsor’s Affiliates or any other investment fund or investment vehicle advised or managed by the Sponsor or any of its Affiliates; provided, that (a) such assignee or delegate has certified in writing to Parent and the Company prior to such assignment that it agrees to accept and undertake any and all assigned obligations hereunder and that is capable of (i) making the representations and warranties set forth in Section 12 and (ii) performing all of its obligations hereunder, but (b) notwithstanding the foregoing, any such assignment or delegation shall not relieve the Sponsor of its obligations under this letter agreement to the extent not performed by such Affiliate, investment fund or investment vehicle. Parent may not assign its rights to any of its Affiliates (other than Merger Sub) or other entity owned directly or indirectly by the beneficial owners of Parent, without the prior written consent of the Sponsor and the Company (which shall be given or withheld solely in the discretion of the Sponsor and the Company). Any transfer, assignment or delegation in violation of this Section 13 shall be null and void and of no force and effect.

14.          Interpretation.  Headings are used for reference purposes only and do not affect the meaning or interpretation of this letter agreement. When a reference is made in this letter agreement to a Section, such reference shall be to a Section of this letter agreement unless otherwise indicated. The word “including” and words of similar import when used in this letter agreement will mean “including, without limitation,” unless otherwise specified.

15.          Severability.  Any term or provision of this letter agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this letter agreement or affecting the validity or enforceability of any of the terms or provisions of this letter agreement in any other jurisdiction. If any provision of this letter agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

16.          Prior Equity Commitment Letter. Each of the Sponsor and Parent agrees and confirms that the Prior Equity Commitment Letter has been amended, restated and replaced in its entirety by this letter agreement and from and after the effectiveness of this letter agreement, no obligations, claims, rights or remedies shall exist or arise under the Prior Equity Commitment Letter.

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Exhibit A

Sponsor	Equity Commitment Amount
Yunfeng Fund III Parallel Fund, L.P.	US$	129,943,503
Taobao China Holding Limited	US$	485,660,389
Boyu Capital Fund III, L.P.	US$	200,000,000

Exhibit A of Equity Commitment Letter

Sincerely,

Yunfeng Fund III, L.P.

By: Yunfeng Investment III, Ltd., its general partner

By:	/s/ Xin Huang
Name:	Xin Huang
Title:	Authorized Signatory

[Signature Page to Equity Commitment Letter]

Agreed to and accepted as of the date first written above:

IK Healthcare Investment Limited

By:	/s/ Xin Huang
Name:	Xin Huang
Title:	Director

[Signature Page to Equity Commitment Letter]